Mail Stop 3561

April 6, 2009

Kheng Siang Lee
President, Chief Executive Officer
Tai Pan Holdings, Inc.
99 S. Lake Ave., Suite 208
Pasadena, CA 91101

> **Re: Tai Pan Holdings, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed April 3, 2009**
> **File No. 000-53148**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K/A filed April 3, 2009

1.   We have reviewed your amended Form 8-K/A noting there were no disagreements with your former accountant from January 11, 2008 through February 23, 2008. Please revise to clearly state the period where there were no disagreements with your former accountants (i.e. from the date of inception (January 11, 2008) through the date of the dismissal (March 25, 2009)) in accordance with Item 304(a)(iv) of Regulation S-K.

2.   Please file an updated letter from Stan J. H. Lee, as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

Other

3.   We note that you did not respond to our prior comment letter. In connection with responding to our comments above, please provide a <u>written statement</u> from an officer of the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call me directly at (202) 551-3727.

                                                            Sincerely,

                                                            William J. Kearns
                                                            Staff Accountant